FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	PermataBank, BlackBerry and Monitise Join Forces to Bring Mobile Payments Services to BlackBerry Messenger	4

Document 1

February 26, 2013

FOR IMMEDIATE RELEASE

PermataBank, BlackBerry and Monitise Join Forces to Bring Mobile Payments Services to BlackBerry Messenger

JAKARTA, INDONESIA – Indonesian financial institution PT Bank Permata Tbk (PermataBank), BlackBerry® (NASDAQ: BBRY; TSX: BB) and Mobile Money leader Monitise plc (LSE: MONI.L) announce the commercial pilot launch of BBM Money. With BBM Money, customers have the ability to create and access a mobile money account from their BlackBerry smartphone and make real-time payments to their BBM contacts who are also signed up to the service. They can also buy mobile airtime credit and transfer money to bank accounts.

Developed by PT AGIT Monitise Indonesia (AGIT Monitise Indonesia), the joint venture between Monitise Asia Pacific and Astra Graphia Information Technology (AGIT), part of Astra International Group, and issued and managed by PermataBank, BBM Money is making its commercial pilot debut in Indonesia, where customers may easily load cash into it from an Indonesian bank account. PermataBank will issue BBM Money mobile money accounts and process financial transactions. The service is protected by bank-grade security measures including a passcode, encryption, monitoring, and limits as required by PermataBank under Bank Indonesia regulations.

David Fletcher, President Director of PermataBank said, "We are pleased to team up with our strategic partners in developing this innovative and revolutionary service and we would like to express our sincere appreciation to the regulators, especially Bank Indonesia, for the support in the process. This initiative is a response to growing customers and society needs of easy and convenient banking services by using their smartphone. This is in line with our vision to be the pioneer in delivering innovative financial solutions and also reflects our support to Bank Indonesia’s concept of a cashless society in Indonesia."

Lauren Sulistiawati, Retail Banking Director of PermataBank added, “This is a game-changing innovation as the transactions can be performed as easy as chatting on BBM and the customer can create their mobile money account directly on their BlackBerry smartphone. We are very delighted to tailor this solution for BlackBerry smartphones that are widely used in Indonesia, which will allow us to simplify the life of millions of BlackBerry customers in Indonesia. Another crucial aspect of BBM Money is that it gives customers total trust and confidence in the security of the service. With PermataBank as the issuing bank and AGIT Monitise Indonesia behind the service, BBM Money customers know they have a partner with proven bank-grade standards that gives them the assurance and certainty they are looking for.”

“We are delighted that Indonesia is the first country in the world to develop a person-to-person payment service using BBM,” said Calvin Lim, Director of AGIT Monitise Indonesia. “BlackBerry smartphones are the favorite phones of most Indonesians, with BBM being its most popular and indispensable service. BBM Money will enable BlackBerry customers to make fast, easy and secure mobile payments.”

“BlackBerry leads the mobile and smartphone market in Indonesia, where BBM is extremely popular with our customers,” said T.A. McCann, Vice President of BBM and Social Communities at BlackBerry. “BBM Money, which uses BlackBerry’s BBM service, further evolves the BBM experience to move from real-time chat to meaningful and convenient real-time engagement. We are excited to be part of this pilot in Indonesia, where BBM has become an essential part of daily life.”

“With BBM Money, BlackBerry customers can enjoy an easy, convenient and secure mobile money transaction anytime and anywhere. We are committed to work with partners to bring services to BlackBerry customers in Indonesia that can enrich their mobile lifestyle,” added Maspiyono Handoyo, Managing Director for Indonesia at BlackBerry.

Through a simple registration process within the application, BBM customers can create a BBM Money account with PermataBank and then start loading cash into the account through any of the 70,000 ATMs in Indonesia. After visiting a designated location to perform a one-time identity check, customers can then make secure payments to their BBM contacts and transfer money to other bank accounts using the app. Customers can also pay for mobile airtime or prepaid SIM cards for their family and friends. Another innovative feature is that customers who actively conduct business through BBM can make payments immediately and securely. There is a vibrant trade taking place among groups within BBM in Indonesia.

“Monitise is constantly working with its partners to make money totally mobile around the world for everyone,” said Alastair Lukies, CEO of Monitise Group. “Our focus in Indonesia, as it is in Asia Pacific and around the world, is centered on acting as an enabler at the heart of the growing Mobile Money ecosystem, helping financial institutions and other service providers deliver increasingly innovative and secure services to their customers.”

For information about BBM Money, please visit id.blackberry.com/BBMMoney

About PermataBank
PT Bank Permata Tbk (PermataBank) was formed by a merger of five banks: PT. Bank Bali Tbk, PT. Bank Universal Tbk, PT. Bank Artamedia, PT. Bank Patriot and PT. Bank Prima Express in 2002. It has grown to be a major bank within Indonesian banking sector that offers innovative and comprehensive banking products and services, especially with its delivery channels that are equipped with Internet Banking and Mobile Banking features.

PermataBank envisions to be the pioneer in delivering innovative financial solutions. Serving approximately two million customers in 57 cities in Indonesia, the Bank runs 303 branch offices (13 of which are dedicated to sharia banking), 27 mobile branches, 2 payment points and close to 811 ATMs accessible from a network comprising 70,000 ATMs (VisaPlus, Visa Electron, MC, Alto, ATM Bersama and ATM Prima).

The latest recognition on PermataBank’s outstanding achievement includes 3 Stevie Awards received in the 9th International Business Awards (IBA) 2012: from ELT Forum as the "Internal Communications Campaign/Program of the Year" (Silver Award), from Unite for Education (UFE) as "Public Service Campaign of the Year" (Silver Award) and from Life Skills through Soccer Development School, CSR Program as "Community Relations Campaign of the Year" (Bronze Award); and also, Best Domestic Provider of FX Services in Indonesia from Asiamoney, MURI Award for being the pioneer of four innovative services in Indonesia and various breakthroughs in customer service: being the first bank that offers online account opening at branch offices using Tablet computer (Permata e-form), the first bank that guarantees maximum waiting time at tellers’ windows of eight minutes, winning the highest score of call center service for seven consecutive times (won by PermataTel), and the first domestic bank that has launched navigator service (transaction and payment notifications) for credit card holders. Additionally, PermataBank has also been awarded the second rank for Best Customer Service by MRI-InfoBank 2011/2012, “Fixed Income Poll 2011 - Overall Best Domestic Credit Service Provider in Indonesia and Foreign Exchange Poll 2011 - Best Domestic Provider of FX Services in Indonesia as voted by Corporates” by AsiaMoney, the Best in Building and Managing Corporate Image in the category of domestic banks with total assets below Rp 100 trillion in Corporate Image Award 2011 organized by Bloomberg Business Week and Frontier Consulting Group, and the Best Mobile Phone Banking in Asia Pacific in International Excellence in Retail Financial Services Award 2011 of the Asian Bankers.

More information about PermataBank is available on its website http://www.permatabank.com.

About AGIT Monitise Indonesia
PT AGIT Monitise Indonesia is a joint venture between Monitise Asia Pacific and Astra Graphia Information Technology (AGIT) created to bring a full range of secure mobile banking, payment and commerce services to Indonesia. AGIT, established in 2004, is an information and communication technology business and part of PT Astra Graphia Tbk (IDX: ASGR), a majority-owned subsidiary of PT Astra International Tbk (IDX: ASII).  As at 31 December 2012, Astra employed over 185,850 people in 170 companies, including subsidiaries, associates and jointly controlled entities and is one of the largest publicly-listed companies in Indonesia. More information is available at www.agitmonitise.com

About Monitise Asia Pacific
Monitise Asia Pacific is a 50/50 joint venture between Monitise plc and First Eastern Mobile Investments Ltd, part of the First Eastern Investment Group, created in 2010 to develop mobile banking, payment and commerce services in the Asia Pacific region. First Eastern is a leading Hong Kong-based investment group pioneering in the field of direct investments in China founded by Victor Chu in 1988. More information is available at www.monitise.com/ap

About Monitise
Monitise plc (LSE: MONI) is a leading technology and services company that delivers mobile banking, payments, and commerce networks worldwide. Monitise enables financial institutions and other payments companies to defend and extend their market position by protecting their existing customer relationships and transactions while enabling new forms of mobile commerce revenue.

Monitise powers bank-grade solutions that are delivered on premise, or via cloud services. The value of payments and transfers initiated via Monitise’s platform technology is more than US$31bn on an annualised basis. Monitise has a global reach and unique set of partners and clients using its completely adaptable platform. More information is available at www.monitise.com

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

PermataBank
Leila Djafaar
EVP, Head of Corporate Affairs
+62 21 523 7899
Fax: +62 21 523 7253
caffair@permatabank.co.id

AGIT Monitise
Mita Jasmine
Corporate Communications
+62 21 30061222 ext.6511 or +62 858 8000 9988
Mita.Jasmine@astragraphia.co.id

Monitise Group
Gavin Haycock
Media Relations
+44(0)203 657 0362
Gavin.haycock@monitise.com

Monitise Group
Haya Herbert-Burns
Investor Relations
+44(0)203 657 0362
Haya.herbert-burns@monitise.com

BlackBerry
Media Contact:
Yolanda Nainggolan
+62(0)8551050072
ynainggolan@rim.com

BlackBerry
Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@rim.com
###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited, doing business as BlackBerry, and are registered and/or used in the U.S. and countries around the world. BBM Money is a trademark of Research In Motion Limited, and is used under license by Permata Bank. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 26, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer